The Chrysler Building

405 Lexington Avenue, 26th Floor

New York, New York 10174

Telephone (212) 907-6457

Facsimile: (212) 208-4657

October 25, 2017

VIA EDGAR

United States Securities

    and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549
Attention: Ms. Suzanne Hayes

Re:	Adial Pharmaceuticals, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed September 25, 2017

File No: 333-220368

Dear Ms. Hayes:

On behalf of our client, Adial Pharmaceuticals, Inc. (the “Company”), we submit this letter in response to comment 1 received from the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated October 5, 2017 addressed to the Company relating to the above-referenced Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”). Concurrently, we have filed Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”).

Set forth below in italics is comment number 1 included in the October 5, 2017 letter from the Staff and immediately following the comment is the Company’s response to that comment.

SEC Comment:

Summary Financial Information, page 12

1.	Refer to your response to our prior comment 1. Your calculation of Pro forma net loss and Pro forma net loss per share includes adjustments which appear to be nonrecurring in nature. Please explain to us your consideration of Rules 11-02(b)(5) and 11-02(b)(6) of Regulation S-X.

United States Securities
and Exchange Commission

October 25, 2017

Adial Reply:

The Company has revised its calculation of Pro forma net loss to exclude the nonrecurring charges attributable to the transaction and, accordingly, the Pro forma net loss per share as presented in the Summary Financial Information on page 12 has been revised to conform with Rule 11-02(b)(5). It has been determined by management that although the adjustments included in the Pro forma net loss (note 2 to the Summary Financial Information) in Amendment No. 1 to the Registration Statement on Form S-1 are (a) directly attributable to the transaction and (b) factually supportable; they are not expected to have a continuing impact and will be included in the net loss of the Company within 12 months following the transaction. The Pro forma net loss and Pro forma net loss per share, as well as notes 2 and 3 to the Summary Financial Information on Page 12, have been adjusted in Amendment No.2 to the Registration Statement on Form S-1 to indicate which items are not included in the Pro forma net loss and which items are included in the shares used to calculate the Pro forma net loss per common share. The Pro forma net loss continues to give effect to the conversion of the convertible debt to equity which will occur at the time of the transaction.

Please note that the Pro forma, adjusted balance sheet and footnote 4 to the Pro forma statements on page 12 have also been revised. These changes give effect to an amendment, dated October 23, 2017, to the outstanding bridge note, and are not in response to comment 1.

* * *

If you have any questions or need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457.

Sincerely,

/s/ Leslie Marlow
Leslie Marlow

cc:	William B. Stilley
Chief Executive Officer of Adial Pharmaceuticals, Inc.
Joseph Truluck
Chief Financial Officer of Adial Pharmaceuticals, Inc.